Patriot Buying a Branch in N.Y.

Patriot National Bank in Stamford, Conn., intends to use its pending purchase of a Manhattan branch as a base for expansion in New York State, said Charles F. Howell, its president and chief executive officer.

Its parent company, Patriot National Bancorp Inc., announced Friday that it has an agreement to buy a branch near Lincoln Center from the $755 million-asset BCPBank, a Newark, N.J., unit of Banco Comercial Portugues SA. The sale is expected to close this year.

The branch would be the $508 million-asset Patriot's first in the state. Mr. Howell said it is not planning to open many branches in Manhattan, but it hopes to establish start-up branches in Westchester County, possibly within a year. Westchester abuts Fairfield County, Conn., where Patriot has 10 branches.

Patriot is a national commercial bank, and to expand into New York State, it would have to buy a bank or a branch, or its holding company would have to charter a start-up bank, he said. Patriot decided the best strategy would be to buy a branch; it had been looking for one in Westchester but could not find any there, he said.

Over the past few years Patriot has grown quickly. It had three branches in 2001 and expects to have 15 by yearend, including the one in Manhattan, Mr. Howell said. It already has regulatory approval for four additional branches in Connecticut, he said. — *Bonnie McGeer*